SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

OVERLAND STORAGE, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

690310206

(CUSIP number)

Jennifer M. Pulick Chief Compliance Officer Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 690310206	13D	Page 2 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 3 of 17

1.	NAMES OF REPORTING PERSONS Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 4 of 17

1.	NAMES OF REPORTING PERSONS CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 5 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 6 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 7 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 8 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON 00

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 9 of 17

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,352,200[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,352,200[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,200[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%[1]
14.	TYPE OF REPORTING PERSON IN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon such conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA). All shares of Common Stock represent shares issuable upon conversion of the Notes.

CUSIP No. 690310206	13D	Page 10 of 17

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Common Stock, no par value per share, (the “Shares”) of Overland Storage, Inc., a California corporation (“Issuer”). The address of the principal executive office of the Issuer is 9112 Spectrum Center Boulevard, San Diego, California 92123.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Crescent 1, L.P., a Delaware limited partnership (“Crescent”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“Cyrus Opportunities”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“Cyrus Select”), Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), and Mr. Stephen C. Freidheim (each of Cyrus, Cresent, CRS, Cyrus Opportunities, Cyrus Select, Cyrus GP, Cyrus Advisors and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”).

Each of Crescent, CRS, Cyrus Opportunities and Cyrus Select (collectively, the “Cyrus Funds”) are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus is the investment manager of each of the Cyrus Funds. Cyrus GP is the general partner of Cyrus. Cyrus Advisors is the general partner of Crescent and CRS. Mr. Freidheim is the managing member of Cyrus GP and Cyrus Advisors and is the Chief Investment Officer of Cyrus.

Except for Mr. Freidheim, each Reporting Person disclaims beneficial ownership of securities of the Issuer, other than those reported herein as being owned by such Reporting Person.

Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons, except to the extent of his pecuniary interest in the Reporting Persons, if any.

(b) The business address of each of the Reporting Persons is 399 Park Avenue, 39th Floor, New York, New York 10022.

(c) Set forth in Exhibit D attached hereto are the respective names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Freidheim is a citizen of the United States.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.

CUSIP No. 690310206	13D	Page 11 of 17

ITEM 3.	Source and Amount of Funds or Other Consideration.

As further discussed in Item 4 below, the Notes (as defined herein) were acquired by the Cyrus Funds. CRS directly owns Notes in the principal amounts of $2,088,000 which it acquired for an equivalent amount. Crescent directly owns Notes in the principal amount of $2,412,000 which it acquired for an equivalent amount. Cyrus Select directly owns Notes in the principal amount of $1,068,000 which it acquired for an equivalent amount. Cyrus Opportunities directly owns Notes in the principal amount of $6,432,000 which it acquired for an equivalent amount. The Notes are convertible by the holder into a number of shares of Common Stock equal to the principal amount of the Notes being converted divided by $1.30 (subject to certain limitations and adjustments as set forth in the Note Purchase Agreement). The Notes were acquired by each of the Cyrus Funds using each of their respective fund reserves.

ITEM 4.	Purpose of Transaction

On February 12, 2013, the Cyrus Funds entered into a Note Purchase Agreement (the “NPA”) with the Issuer and certain other purchasers. The NPA provides for the agreement by the Cyrus Funds to acquire, and the Issuer to sell to the Cyrus Funds, convertible promissory notes (the “Notes”) of the Issuer in aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes were acquired on February 13, 2013 and are scheduled to mature February 13, 2017.

The Cyrus Funds acquired the Notes for investment purposes.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

Tandberg Data Holdings S.a.r.l., a data storage company, and its related entities (“Tandberg Data”), which is indirectly owned by the Cyrus Funds, and their affiliates have had discussions with the Issuer over the past several months regarding a possible business combination or other transaction between Tandberg Data and the Issuer. No agreements or understandings have been reached and the parties may have further discussions from time to time.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. 690310206	13D	Page 12 of 17

ITEM 5.	Interest in Securities of the Issuer.

(a) On February 12, 2013, the Cyrus Funds entered into the NPA with the Issuer and certain other purchasers of the Notes. The NPA provides for the agreement by the Cyrus Funds to acquire the Notes of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.30. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon conversion). Accordingly, the 7,352,200 shares of Common Stock reported herein represent 19.99% of the Issuer’s Common Stock based upon 28,406,782 shares of Common Stock outstanding as of February 1, 2013, as reported in the Issuer’s Form 10Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2013, and taking into account the 1,020,409 shares of Common Stock issued by the Issuer pursuant to the subscription agreement as reported in the Issuer’s Form 8-K filed with the SEC on February 14, 2013 and the shares of Common stock issuables upon conversion of the Notes (subject to the limitations set forth in the NPA).

(b) Each of the Crescent, CRS, Cyrus Opportunities and Cyrus Select are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus is the investment manager of each of the Cyrus Funds. Cyrus GP is the general partner of Cyrus. Cyrus Advisors is the general partner of Crescent and CRS. Mr. Freidheim is the managing member of Cyrus GP and Cyrus Advisors and is the Chief Investment Officer of Cyrus. The Reporting Persons have the power to vote and the power to dispose of the Notes and the 7,352,200 Shares issuable upon conversion of the Notes. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) Except for the purchase of the Notes described above, there have been no transactions with respect to the securities of the Issuer during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 12, 2013, the Cyrus Funds entered into the NPA with the Issuer and certain other purchasers of the Notes. The NPA provides for the agreement by the Cyrus Funds to acquire Notes in aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Notes were acquired on February 13, 2013 and are scheduled to mature February 13, 2017.

Each Cyrus Fund may elect to convert all or a portion of the outstanding principal amount of such Reporting Person’s Notes into a number of shares of Common Stock equal to the principal amount of the Notes being converted divided by $1.30, subject to adjustment and limitation as set forth in the NPA. The terms of the NPA provide that the number of shares of Common Stock issuable upon conversion of the Notes shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock beneficially owned by the Reporting Persons will not exceed 19.99% of the total number of the then issued and outstanding shares of Common Stock (including for such purposes the shares of Common Stock issuable upon conversion). In the event the closing bid price of the Shares exceeds $2.60 for ten consecutive trading days, each Note shall automatically convert into Shares subject to the 19.99% limitation referred to in the previous sentence.

Outstanding principal under the Notes bear interest at 8.0% simple interest per annum. The Issuer has the option to pay accrued and outstanding interest either entirely in cash or shares of Common Stock (subject to certain limitations); provided that at any time that the Cyrus Funds hold 20% or more of the then outstanding Common Stock, the Cyrus Funds (and not the Issuer) will have the option to determine whether the applicable interest payment payable to the Cyrus Funds during such time is payable in cash or Common Stock. The obligations under the Notes are secured by a pledge of 65% of the Issuer’s stock in each of its three foreign subsidiaries: Overland Storage (Europe) Ltd., Overland Storage SARL and Overland Storage GmbH.

The NPA contains covenants, including covenants that limit or restrict the Issuer’s ability to incur liens, incur indebtedness, or make certain restricted payments. The NPA specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults. Upon the occurrence of an event of default under the NPA, the Reporting Persons may declare all amounts outstanding to be immediately due and payable.

CUSIP No. 690310206	13D	Page 13 of 17

Pursuant to the NPA, the Issuer agreed to dismiss its currently pending patent infringement lawsuit against Tandberg Data GmbH and its related parties.

Contemporaneous with the sale of the Notes, the parties to the NPA entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to provide the Cyrus Funds and other purchasers of the Notes, certain registration rights under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder, and applicable state securities laws. Pursuant to the NPA, within thirty (30) days the closing date of the Note purchase, the Issuer is required to file the Registration Statement (as defined in the Registration Rights Agreement) with the SEC covering the resale or other disposition of the Common Stock issuable upon conversion of the Notes.

The above summary of the material terms of the NPA and the Registration Rights Agreement are qualified in their entirety by reference to the text of the NPA and Registration Rights Agreement, copies of which are incorporated by reference herein as Exhibits A and B respectively.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

Tandberg Data, which is indirectly owned by the Cyrus Funds, and their affiliates have had discussions with the Issuer over the past several months regarding a possible business combination or other transaction between Tandberg Data and the Issuer. No agreements or understandings have been reached and the parties may have further discussions from time to time.

By virtue of having entered into the NPA, the Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A:	Note Purchase Agreement dated as of February 12, 2013 (included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2013 and incorporated by reference herein).

Exhibit B:	Registration Rights Agreement dated as of February 12, 2013 (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2013 and incorporated by reference herein).

Exhibit C:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit D:	Officers and Directors of the Reporting Persons

CUSIP No. 690310206	13D	Page 14 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 22nd day of February, 2013.

CYRUS CAPITAL PARTNERS, L.P.
By: Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CRESCENT 1, L.P.
By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CRS MASTER FUND, L.P.
By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS CAPITAL ADVISORS, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, individually

CUSIP No. 690310206	13D	Page 15 of 17

Exhibit C

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Overland Storage, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

CYRUS CAPITAL PARTNERS, L.P.
By: Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CRESCENT 1, L.P.
By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CRS MASTER FUND, L.P.
By: Cyrus Capital Advisors, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS CAPITAL ADVISORS, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, individually

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Exhibit D

Officers and Directors of the Reporting Persons

Crescent, CRS, Cyrus Opportunities, Cyrus Select and Mr. Freidheim have entered into an investment management agreement with Cyrus, giving Cyrus full voting and dispositive power over the shares of the Issuer’s Common Stock held by the Reporting Persons. Cyrus GP is the general partner of Cyrus, Cyrus Advisors is the general partner of Crescent and CRS. Mr. Freidheim is the managing member of Cyrus GP and Cyrus Advisors and is Chief Investment Officer of Cyrus.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Stephen C. Freidheim 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Investment Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Cyrus GP

Managing Member of Cyrus GP, which is the general partner of Cyrus. Cyrus GP’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.

Cyrus Advisors

Managing Member of Cyrus Advisors, which is the general partner of Crescent and CRS. Cyrus Advisor’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.

Jennifer M. Pulick 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Compliance Officer and Associate General Counsel of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	United States

Brennan Joseph McCaw 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Financial Officer of Cyrus Capital Partners, L.P., which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	Canada

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David A. Milich 399 Park Avenue, 39th Floor, New York, NY 10022	Cyrus Chief Operating Officer of Cyrus, which is a Registered Investment Advisor. Cyrus’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022 .	United States

Martin Lang 347 Patrick’s Avenue Patrick’s Island, Grand Cayman, Cayman Islands	Cyrus Opportunities Director of Cyrus Opportunities. Cyrus Opportunities’ principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

	Cyrus Select Director of Cyrus Select. Cyrus Select’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

Tim Woolaver 4th Floor Harbour Centre, Grand Cayman, Cayman Islands	Cyrus Opportunities Director of Cyrus Opportunities. Cyrus Opportunities’ principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	Canadian

	Cyrus Select Director of Cyrus Select. Cyrus Select’s principal office is located at 399 Park Avenue, 39th Floor, New York, NY 10022.	British

Mr. Woolaver is also the Senior Company Manager of International Management Services Ltd., which engaged in Provision of Company Management. International Management Services Ltd.’s principal office is located at 4th Floor, Harbour Centre, Grand Cayman, Cayman Islands.